Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Alon USA Energy, Inc.:
We consent to the use of our reports dated March 16, 2010 with respect to the consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the Company’s adoption of the authoritative guidance for fair value measurements as it relates to financial instruments in 2008.
/s/ KPMG LLP
KPMG LLP
Dallas, Texas
October 21, 2010